Exhibit (a)(1)(vii)

From: Stock.Options@dish.com

Re: [The subject will be the same subject as in the email received]

You have received this email because you sent an email to Stock.Options@dish.com. This email address is currently ONLY being used for questions related to the Offer to Exchange and is not being used for submitting your Election Form. Our goal is to respond to questions within three (3) business days of receipt. You may also reach us by calling the Offer to Exchange information line at 1-855-256-0682.

If you submitted your Election Form to Stock.Options@dish.com, your Election Form will NOT be accepted. We will not accept your Election Form unless it is properly submitted via email to OptionExchange@dish.com.